February 14, 2007
Kyle Moffatt
Accountant Branch Chief
Division of Corporation Finance
US Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549

RE:	Letter dated February 2, 2007 from Mr. Larry Spirgel, Assistant Director, Division of Corporation Finance of the U.S. Securities and Exchange Commission, to Mr. Craig Holmes, Chief Financial Officer of Intervoice, Inc., concerning a review of the Company’s Form 10-K for the fiscal year ended February 28, 2006 and Form 10-Q for the fiscal quarter ended November 30, 2006 (File No. 1-5045).
Dear Mr. Moffatt:
          This letter will serve to confirm our discussion earlier today, during which you agreed to extend the due date for Intervoice, Inc. to respond to Mr. Spirgel’s letter from February 16, 2007 to March 2, 2007. The Company appreciates the additional time period to finalize its response to the two comments generally dealing with volatility estimates and disclosures relating to SFAS 123R from the Division of Corporation Finance.
Regards,
/s/ Dean Howell

Dean Howell
SVP, General Counsel
Intervoice, Inc.

CC:	Larry Spirgel
Assistant Director
Division of Corporation Finance
US Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549

Kathryn Jacobson
Staff Accountant
Division of Corporation Finance
US Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549

Intervoice, Inc.   17811 Waterview Parkway   Dallas,   TX 75252   (US) 800.700.0122   (Int) 1 972.454.8000   www.intervoice.com